Exhibit 99.1

Media Release

Planegg/Munich, Germany, September 6, 2018

MorphoSys AG to be listed in MDAX

MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; NASDAQ: MOR) announced today that its shares will be included in the MDAX as of September 24, 2018 as announced by Deutsche Börse. The MorphoSys shares will remain part of the TecDAX segment, to which they have belonged since 2004.

The simultaneous inclusion in both indices, MDAX and TecDAX, is based on the reorganization of the index rules of Deutsche Börse, which will come into force on September 24, 2018. The existing separation into the Tech and Classic segments has been removed. Thus companies listed in the DAX, which are assigned to the technology sectors, can now also be included in the TecDAX. Accordingly, TecDAX stocks can be listed in the DAX, the MDAX or the SDAX based on purely quantitative criteria relating to market capitalization and trading volume. MorphoSys qualifies for inclusion in the MDAX by fulfilling both of these criteria.

In the future, the TecDAX will comprise the 30 largest companies measured by market capitalization and turnover with a focus on technology. The MDAX will track the 60 largest companies on the German stock market behind the DAX index, which will continue to cover the 30 largest stocks in Germany.

About MorphoSys

MorphoSys is a late-stage, biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which the Company invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate to severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the transition of MorphoSys to a fully integrated biopharmaceutical company. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations regarding its 2018 results of operations may be incorrect, MorphoSys’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that MorphoSys may fail to obtain regulatory approval for MOR208 and that data from MorphoSys’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Dr. Claudia Gutjahr-Löser

Investor Relations Officer

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com